FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 6, 2008

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

Second Quarter 2008 Results

Buenos Aires, August 6, 2008 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE) announces the results for the second quarter ended June 30, 2008.

* Net income for 2008 second quarter was P$397 million, accounting for a P$296 million increase compared to P$101 million in 2007 second quarter. This result is attributable to the 75.82% interest in Petrobras Energía S.A. (Petrobras Energía Participaciones S.A.’s only asset) whose net income for 2008 quarter was P$523 million.

Income Statement

Net Sales

Gross Profit

Operating Income

Equity in Earnings of Affiliates

Excluding the proportional consolidation of CIESA and Distrilec, Equity in Earnings of Affiliates is broken down as follows:

Financial Income (Expense) and Holding Gains (Losses)

Balance Sheet

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

Cash Flow Statement

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

OPERATING INCOME BY BUSINESS SEGMENT

        Oil and Gas Exploration and Production

* In 2008 quarter net sales increased P$347 million to P$1,459 million, basically due to a rise in oil average sales prices, in line with the increase in international reference prices, partially offset by a decline in oil and gas sales volumes.

In 2008 quarter, daily sales volumes of oil equivalent decreased 10% to 115,4 thousand barrels, mainly due to the sale of the 40% interest in Lote X, in December 2007, which interest accounted for an average of 6,300 barrels of oil equivalent per day in 2007 quarter, and to the decline in production from operations in Argentina. These effects were partially offset by the increase in sales in Ecuador after crude oil shipments postponed in 2008 first quarter returned to normal.

Crude oil sales rose 35.8% to P$1,319 million in 2008 quarter, as a consequence of a 49.6% increase in average sales prices, mainly in Ecuador and Peru, in line with international reference prices. This was partially offset by a 9.2% decrease in sales volumes.

Gas sales slightly decreased 3.6% to P$133 million in 2008 quarter, as a result of a 10.9% drop in sales volumes, partially offset by an 8.2% increase in sales prices, mainly in Bolivia and Peru, in line with international reference prices. Reduced sales volumes are mainly attributable to the effects of labor strikes in 2008 quarter and, to a lesser extent, the decline in production from fields in Argentina.

* Gross profit increased P$365 million to P$881 million in 2008 quarter. The margin on sales rose to 60.4% in 2008 quarter from 46.4% in 2007 quarter. This improvement is basically due to operations in Ecuador, mainly as a result of improved sales prices and, to a lesser extent, to the fact of not considering the effects of Law 42/2006 for inapplicability reasons.

* Other operating income (expense), net accounted for P$63 million and P$42 million losses in 2008 and 2007 quarters, respectively. Expenses in both quarters are primarily attributable to costs associated with the unused transportation capacity under the contract with Oleoducto de Crudos Pesados S.A. in Ecuador, which accounted for P$42 million and P$47 million losses in 2008 and 2007 quarters, respectively.

Refining and Distribution

*  Net sales of refined products rose P$414 million to P$1,809 million in 2008 quarter, mainly due to higher sales prices attributable to the partial price recovery in the Argentine domestic market and the increase in international reference prices for products not subject to the price control measures and, to a lesser extent, the start of commercialization of crude oil which accounted for additional sales in the amount of P$120 million in 2008 quarter.

In 2008 quarter, diesel oil grew 3.9% to 626 thousand cubic meters. Fuel oil sales volumes increased 13% mainly as a result of increased domestic demand to supply power plants. Total sales volumes of other related oil products decreased 17.2% to 263 thousand cubic meters, mainly as a consequence of changes in the product mix.

Crude oil volumes processed averaged 72.3 thousand barrels per day in 2008 quarter, accounting for a 5.5% drop compared to 2007 quarter. This decline was attributable to the shutdown at San Lorenzo Refinery for scheduled maintenance works and, to a lesser extent, to logistical limitations relating to refined crude oil deliveries due to road blockades nationwide as a consequence of protests led by the Argentine farm sector.

* Operating income accounted for P$105 million and P$104 million losses in 2008 and 2007, respectively. In 2007 quarter, the business segment margins were adversely affected by the anti-inflationary price control measures implemented in Argentina. In 2008 quarter, the slight increases in fuel prices were offset by the losses derived from diesel oil imports (84 thousand cubic meters) to meet domestic demand, according to the provisions of Resolution No. 25/2006 issued by the Department of Trade, and by the significant increase in withholding rates applicable to refined product exports effective as from 2007 fourth quarter.

Petrochemicals

* Net sales rose P$113 million to P$814 million in 2008 quarter, mainly due to the improvement in sales prices in line with the increase in international reference prices.

Total styrenics sales in Argentina increased P$26 million to P$295 million in 2008 quarter, as a result of a 23.8% rise in average sales prices, in line with international reference prices, partially offset by a 11.4% drop in sales volumes. The decline in sales volumes is mainly attributable to logistical limitations relating to product deliveries due to road blockades nationwide as a consequence of the protests led by the Argentine farm sector, and reduced exports, mainly ethylbenzene sent to Innova and rubber.

Styrenics sales in Brazil rose P$60 million to P$426 million in 2008 quarter, basically due to a 15.7% price improvement. Sales volumes were similar in both quarters.

Fertilizers sales increased P$9 million to P$112 million in 2008 quarter, as a result of a 57.5% rise in sales prices, in line with international reference prices, partially offset by a 31% decrease in sales volumes, basically attributable to a delay in sales derived from the farm protests and, to a lesser extent, adverse weather conditions during 2008 quarter.

*  Gross profit increased P$80 million to P$165 million in 2008 quarter and gross margin on sales rose to 20.3% in 2008 quarter from 12.1% in 2007 quarter, primarily due to the improvement in sales prices mentioned above.

Gas and Energy

Excluding the proportional consolidation of CIESA and Distrilec, operating income is broken down as follows:

Hydrocarbon Marketing and Transportation

* Sales revenues decreased P$13 million to P$214 million in 2008 quarter, mainly due to reduced gas and LPG brokerage services, which accounted for P$9 million sales revenues in 2008 quarter and P$40 million in 2007 quarter, partially offset by increased revenues from gas and liquid fuels sales.

Gas sales revenues rose P$12 million to P$130 million in 2008 quarter, primarily due to an increase in sales volumes, partially offset by a decline in average sales prices. Sales volumes increased 52.6% to 406.1 million cubic feet per day, due to a higher demand for gas and increased commitments to supplying the domestic market, mainly residential consumption. Reduced average sales prices result from changes in the sales mix, with a higher share of residential consumption with significantly lower prices.

Gross profit accounted for a P$15 million loss in 2008 quarter compared to a P$25 million gain in 2007 quarter. Negative gross margins in 2008 quarter are mainly attributable to the combined effect of a decline in average sales prices, derived from the higher share of residential consumption, and the increase in gas costs due to increased sales in the spot market to offset the lower availability of gas produced by the Company.

Electricity

* Net sales of electricity generation rose P$40 million to P$162 million in 2008 quarter, due to the combined effect of a 18.6% improvement in energy average prices and a 12% increase in sales volumes. The increase in sales prices is mainly attributable to the combined effect of changes in the sales mix, with a higher share of sales under contract, the renegotiation of contracts at higher prices and increased prices in the spot market as a result of energy deliveries by less efficient power plants to make up for the decrease in hydraulic supply, for the purpose of restoring the levels of water stored in hydroelectric power plants.

Net sales attributable to Genelba Power Plant increased P$35 million to P$132 million in 2008 quarter, due to the combined effect of a 18.4% rise in average sales prices to P$106.8 per MWh in 2008 quarter, and a 16.2% increase in energy sales to 1,236 GWh in 2008 quarter compared to 1,064 GWh in 2007 quarter, when the plant availability was affected by the shutdown for major scheduled maintenance works.

Net sales attributable to Pichi Picún Leufú Hydroelectric Complex rose P$5 million to P$30 million in 2008 quarter, mainly due to a 24.2% improvement in sales average prices. Energy delivered was similar in both quarters (280 GWh and 290 GWh in 2008 and 2007 quarters, respectively).

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 06/08/2008

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney

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